Exhibit 99.1

MINDWALK HOLDINGS CORP.

Industrious 823 Congress Ave Suite 300

Austin, Texas 78701

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2026

AND

INFORMATION CIRCULAR

October 16, 2026

MINDWALK HOLDINGS CORP.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of MindWalk Holdings Corp. (the “Company”) will be held via live webcast at https://register.proxypush.com/hyft on Tuesday, November 17, 2026, at 10 a.m. (PST) for the following purposes:

1.
Financial Statements: to receive the financial statements of the Company for its fiscal year ended April 30, 2026, together with the report of the auditors thereon;
2.
Election of Directors: to elect directors of the Company for the ensuing year as set forth in the Company’s management information circular relating to the Meeting (the “Information Circular”);
3.
Appointment of Auditors: to appoint Davidson & Company LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and
4.
Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting by logging onto https://register.proxypush.com/hyft. Following the instructions set forth in the accompanying Information Circular under the heading entitled “Voting of Proxies”, shareholders will be able to attend the Meeting live, participate and vote their shares while the Meeting is being held.

The Company’s board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Vinyl Equity, Inc. (“Vinyl”). If a registered shareholder does not deliver a proxy to Vinyl, ATTN: Proxy Services 549 W Randolph St, Suite 406, Chicago, IL, 60661, Attention: Proxy Services, by fax at +1 847-485-0486, or by internet at https://app.vinylequity.com/voting/login by 1 p.m. (EST) on Friday, November 13, 2026 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy, subject to the discretion of the Chair of the Meeting to waive or extend the proxy cut-off without notice. Only shareholders of record at the close of business on October 13, 2026 will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

DATED the 16th day of October, 2026.

ON BEHALF OF THE BOARD OF

MINDWALK HOLDINGS CORP.

“Jennifer Bath”

Jennifer Bath

President and Chief Executive Officer, and Director